

June 3, 2014

Via E-mail
Richard Tyrrell
Chief Executive Officer and Chief Financial Officer
Höegh LNG Partners LP
2 Reid Street
Hamilton, HM 11
Bermuda

> **Re: Höegh LNG Partners LP**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form F-1**
> **Submitted May 16, 2014**
> **CIK No. 0001603016**

Dear Mr. Tyrrell:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Summary, page 1

Our Relationship with Höegh LNG, page 3

1. We note your response to our prior comment 5 and reissue in part. Please revise to qualify your statement regarding Höegh LNG being "one of the most experienced operators of LNG carriers" as your belief.

Business Strategies, page 5

2. We note your response to our prior comment 8 and the information you have provided in support of your assertion that Höegh LNG is "a leader in the industry." Your response, however, does not provide support for the statement in the third bullet point in this section regarding Höegh LNG's "leading market position." Please provide us with support for this statement or revise your disclosure to be consistent with other similar statements in the prospectus.

Use of Proceeds, page 60

3. We note that Höegh LNG will be receiving incentive distribution rights as partial consideration for the interests in the entities that own the vessels in your initial fleet. Please revise the first sentence of the third paragraph to disclose the value of these incentive distribution rights and revise the remainder of the sentence as applicable.

4. Please refer to the fourth paragraph. We note that you will not be obtaining an independent third-party valuation regarding the cost of your initial fleet. We also note that Höegh LNG and the underwriters may have interests which differ from those of your investors. Please revise the Risk Factors section on page 23 to add a risk factor which discloses this fact and discusses any associated risks to investors.

Summary of Significant Forecast Assumptions - Höegh LNG Partners LP, page 73

Time Charter Revenue, page 73

5. We note your response to our prior comment 22 and reissue in part. Key assumptions should be described so investors have a clear understanding of the basis for and limitations of the forecasted results of operations. Refer to Item 10(b)(3)(i) of Regulation S-K. In this regard, please revise the discussion of time charter revenue to discuss the assumed hire rate payable under the time charter related to the PGN FSRU Lampung which was used to compute your time charter revenues for the twelve month period ending June 30, 2015 or explain why you believe such information is not necessary to facilitate investor understanding of the forecasts. Please revise the Time Charter Revenues section on page 75 in a similar manner.

Our Fleet, page 146

6. We note your response to our prior comments 25 and 27 and reissue. Given the size of your initial fleet, the fact that certain vessels will be operated through joint ventures and your historical results of operations which reflect predominantly construction contract revenue, please advise why understanding your current hire rates or an average of such rates and all fixed per day fees are not material to investors. Alternatively, please revise this section and the "Hire Rate" sections on pages 150 and 155 accordingly.

PGN FSRU Lampung Time Charter, page 154

Purchase Option, page 157

7. We note your response to our prior comment 28 and reissue in part. Please revise to discuss in greater detail the specified purchase prices associated with the purchase option or explain why you believe this information is not material to an understanding of the potential impact of the purchase option on your business.

Taxation of the Partnership, page 170

8. You state here that each of the tax discussions that follows "is the opinion" of tax counsel. Elsewhere in the section, however, you state that certain of the discussion are "based on the opinion" of tax counsel. Please revise to reconcile these inconsistencies in this section and the tax section beginning on page 234. To the extent you intend to file short-form tax opinions, the prospectus should clearly state that the tax disclosure is the opinion of tax counsel.

Norway Taxation, page 175

9. We note your disclosure in the first paragraph that "[t]he following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the Norwegian tax considerations applicable to us." Investors are entitled to rely on the opinions as expressed. Please revise this section to remove this inappropriate disclaimer and limitation on reliance. Refer to Section III.D.1 of Staff Legal Bulletin No. 19. Please also revise the United Kingdon Taxation section on page 175, the Singapore Taxation section on page 176 and the Singapore Tax Consequences section on page 235 accordingly.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Catherine S. Gallagher
        Vinson & Elkins L.L.P.